Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Stockholders of Coldwater Creek Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-82260, 333-60099, and 333-31699) on Forms S-8 of Coldwater Creek Inc. of our reports dated April 13, 2006, with respect to the consolidated balance sheets of Coldwater Creek Inc. as of January 28, 2006 and January 29, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fiscal years ended January 28, 2006, January 29, 2005, and January 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of January 28, 2006 and the effectiveness of internal control over financial reporting as of January 28, 2006, which reports appear in the January 28, 2006, annual report on Form 10-K of Coldwater Creek Inc.

KPMG LLP

Boise, Idaho

April 13, 2006